SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 60)*

                               NL INDUSTRIES, INC.
                                (Name of Issuer)

                         Common Stock, $0.125 par value
                         (Title of Class of Securities)

                                   629156 40 7
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 1, 1999
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Tremont Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    10,215,541
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     10,215,541

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      10,215,541

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      19.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valmont Insurance Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Vermont

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    10,215,541
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     10,215,541

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      10,215,541

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      19.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO



CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC and BK

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      78.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      78.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


USIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      78.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  629156 40 7


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      78.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


USIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      78.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  629156 40 7


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      78.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO



CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                     Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      78.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      78.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  629156 40 7


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      78.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                         Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      78.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  629156 40 7


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                          5,000
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,420,406
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                           5,000

                               10     SHARED DISPOSITIVE POWER

                                                     40,420,406

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,000

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN





                                AMENDMENT NO. 59
                                 TO SCHEDULE 13D

     This amended statement on Schedule 13D (this "Statement") relates to the common stock, $0.125 par value per share (the "Shares"), of NL Industries, Inc., a New Jersey corporation (the "Company"). Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below. This Statement reflects the purchases by the Company of Shares, which purchases have increased the percentage of outstanding Shares owned by the Reporting Persons (as defined below).

Item 2.  Identity and Background.

         Item 2 is amended and restated as follows:

     (a) This Statement is filed (i) by Tremont Corporation ("Tremont") and Valhi, Inc. ("Valhi") as the direct holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of Tremont and Valhi (as described below in this Statement), by Valmont Insurance Company ("Valmont"), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran"), The Combined Master Retirement Trust (the "CMRT") and the Harold Simmons Foundation, Inc. (the "Foundation") and (iii) by virtue of his positions with Contran and certain of the other entities (as described in this Statement), by Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     Valhi and Tremont are the direct holders of approximately 58.5% and 19.8%, respectively, of the 51,476,039 Shares outstanding as of December 1, 1999 according to information received from the Company (the "Outstanding Shares"). Valhi and Tremont may be deemed to control the Company. Valhi, the Foundation, the Company, Valmont and the CMRT are the direct holders of approximately 49.7%, 3.9%, 0.6%, 0.5% and 0.1%, respectively, of the outstanding shares of common stock of Tremont. Valhi may be deemed to control Tremont. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 81.8%, 9.5%, 0.9%, 0.5%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of approximately 88.9% and 100.0% of the outstanding common stock of Southwest and Dixie Rice, respectively, and may be deemed to control Southwest and Dixie Rice.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

     The CMRT directly holds approximately 0.1% of each of the outstanding shares of Tremont and Valhi common stock. The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

     The Foundation directly holds approximately 3.9% of the outstanding Tremont common stock and 0.5% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.

     The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. Boston Safe Deposit and Trust Company serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owed to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran
(i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     The Company and Valmont directly own 1,186,200 shares and 1,000,000 shares, respectively, of Valhi common stock. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock owned by Valmont and the Company as treasury stock for voting purposes and for the purposes of this Statement are not deemed outstanding.

     Mr. Harold C. Simmons is chairman of the board and chief executive officer of Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran. Mr. Simmons is also chairman of the board of the Company and a director of Tremont.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares that Valhi and Tremont hold directly. However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

     Harold C. Simmons' spouse is the direct owner of 69,475 Shares, 3,747 shares of Tremont common stock and 77,000 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

     Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

     (b) The principal office of Tremont is 1999 Broadway, Suite 4300, Denver, Colorado 80202. The principal office of Valmont is Five Burlington Square, 4th Floor, Burlington, Vermont 05401. The principal offices of Valhi, VGI, National, NOA, Dixie Holding and Contran, the CMRT and the Foundation are located at, and the business address of Harold C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. The principal office of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542. The principal office of Southwest is 402 Canal Street, Houma, Louisiana 70360. The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

     (c) Tremont is principally engaged through the Company in the production of titanium dioxide pigments and through other companies in the production of titanium metal products and in real estate development.

     Valmont is principally engaged in insuring certain casualty and property risks of its parent and affiliate corporations or entities.

     In addition to activities engaged in through Tremont, Valmont, the Company and the companies they may be deemed to control, Valhi is engaged through other companies in the ergonomic computer support systems, precision ball bearing slides, locking systems and waste management industries.

     In addition to activities engaged in through Valhi and the other companies it may be deemed to control, as described above, and in addition to holding the securities described above, (i) VGI is engaged in holding notes receivable; (ii) National is engaged in holding notes receivable and, directly or through other companies, in real estate, oil and gas activities and the rental and sales of compressors and related products; (iii) Dixie Holding is engaged in holding preferred stock of Contran; (iv) NOA is engaged in real estate and holding notes receivable; (v) Dixie Rice is engaged in land management, agriculture and oil and gas activities; (vi) Southwest is engaged in land management, agriculture and oil and gas activities; and (vii) Contran is engaged through other companies in the production of, among other things, steel rod, wire and wire products.

     The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. The employee benefit plans funded by the trusts participating in the CMRT are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     The  Foundation  is  a  tax-exempt   foundation  organized  for  charitable
purposes.

     (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Contran, Dixie Holding, National, Valhi and Tremont are Delaware corporations. Valmont is a Vermont corporation. VGI is a Nevada corporation. NOA is a Texas corporation and the Foundation is a Texas non-profit corporation. Dixie Rice and Southwest are Louisiana corporations. The CMRT is governed by the laws of the state of Texas, except as those laws are superseded by federal law. Harold C. Simmons and all the persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended as follows:

     The Reporting Persons understand that the funds required by each person named in Schedule B to this Statement to acquire Shares were from such person's personal funds.

Item 4.  Purpose of Transaction.

         Item 4 is amended as follows:

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

     As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

     The information included in Item 6 of this Statement is hereby incorporated herein by reference.

     The Reporting Persons understand that prior purchases of the Shares listed, and by the persons named, in Schedule B to this Statement were made for the purpose of each such person's personal investment.

     Certain of the persons named in Schedule B to this Statement, namely Harold
C. Simmons, Glenn R. Simmons, Joseph S. Compofelice, J. Landis Martin, Susan E. Alderton, Gerald W. Pullin and Patrick J. Stangle are directors, officers or employees of the Company and may acquire Shares from time to time pursuant to benefit plans that the Company sponsors or other compensation arrangements with the Company.

     Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended as follows:

     (a) Valhi, Tremont, Harold C. Simmons' spouse and Harold C. Simmons are the direct beneficial owners of 30,135,390, 10,215,541, 69,475 and 1,000 Shares, respectively. In addition, Harold C. Simmons holds stock options exercisable for 4,000 Shares.

     By virtue of the relationships described under Item 2 of this Statement:

     (1) Tremont and Valmont may be deemed to be the beneficial owner of the 10,215,541 Shares (approximately 19.8% of the Outstanding Shares) directly held by Tremont;

     (2) Valhi,  VGI,  National,  NOA,  Dixie  Holding,  Dixie Rice,  Southwest,
Contran, the CMRT and the Foundation may each be deemed to be the beneficial owner of the 40,350,931 Shares (approximately 78.4% of the Outstanding Shares) directly held by Valhi and Tremont; and

     (3) Harold C. Simmons may be deemed to be the beneficial owner of the 40,425,406 Shares (approximately 78.5% of the Outstanding Shares) directly held by Valhi, Tremont, Mr. Simmons' spouse and himself and the 4,000 Shares that Mr. Simmons can acquire by exercise of stock options.

     Mr. Simmons disclaims beneficial ownership of all Shares, except the 1,000 Shares that he holds directly.

     The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission (the "Commission") or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own personally and beneficially the Shares as indicated on Schedule C to this Statement.

     (b) By virtue of the relationships described in Item 2:

     (1) Tremont and Valmont may each be deemed to share the power to vote and direct the disposition of the 10,215,541 Shares that Tremont directly holds;

     (2) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to share the power to vote and direct the disposition of the 40,350,931 Shares that Valhi and Tremont directly hold;

     (3) Harold C. Simmmons may be deemed to share the power to vote and direct the disposition of the 40,420,406 Shares that Valhi, Tremont and Mr. Simmons' spouse directly hold; and

     (4) Harold C. Simmmons may be deemed to have the sole power to vote and direct the disposition of the 1,000 Shares that he holds directly and the 4,000 shares that he can acquire pursuant to the exercise of stock options.

     (c) None.

     (d) Each of Valhi, Tremont, Harold C. Simmons' spouse and Harold C. Simmons has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares that such entity or person directly holds.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is amended and restated as follows:

     As of November 6, 1998, Valhi entered into a Credit Agreement (the "Valhi Credit Facility") among Valhi, Comerica Bank ("Comerica"), U.S. Bank National Association ("U.S. Bank") and Societe Generale, Southwest Agency ("SoGen," and collectively with Comerica and U.S. Bank, the "Banks"), for itself and as the administrative agent, issuing bank and arranger. The Banks have committed to loan to Valhi under the Valhi Credit Facility up to an aggregate of $50 million. The maximum amount that Valhi can borrow under the Valhi Credit Facility can be increased to a maximum of $100 million, if and when additional participating banks commit to loan additional amounts to Valhi under the Valhi Credit Facility. Borrowings under the Valhi Credit Facility bear interest (i) for base rate borrowings, at the rate announced publicly from time to time by SoGen as its prime rate or 0.50% over the federal funds rate or (ii) for eurodollar borrowings, at a rate of 1.5% over the relevant rate (adjusted for statutory reserve requirements for eurodollar liabilities) at which deposits in U.S. dollars are offered to SoGen's London office in the interbank eurodollar market (the one, two, three or six month rate at Valhi's option).

     As of November 5, 1999, Valhi and the Banks entered into a First Amendment Agreement extending the maturity date of Valhi Credit Facility to November 3, 2000. Valhi's obligations under the Valhi Credit Facility are collateralized by certain Shares. As of December 1, 1999, Valhi had borrowed approximately $21 million and had pledged 29,974,610 Shares (58.1% of the Outstanding Shares) under the Valhi Credit Facility. The foregoing summary of the Valhi Credit Facility is qualified in its entirety by reference to Exhibits 1 and 2, which are incorporated herein by this reference.

     The information included in Item 4 of this Statement is hereby incorporated herein by reference.

     Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     Item 7 is amended and restated as follows:

Exhibit 1 Credit Agreement dated as of November 6, 1998 among Valhi, Inc., the financial institutions from time to time that are a party thereto (the "Banks") Societe Generale, Southwest Agency, as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 1 to Amendment No. 59 to this Statement).

Exhibit 2*     First  Amendment  Agreement dated as of November 5, 1999 among
               Valhi, Inc.,  the  Banks  and  Societe   Generale,   Southwest
               Agency,  as  the administrative agent of the banks.

----------

*        Filed herewith.


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 13, 1999




                                        /s/ Harold C. Simmons
                                        --------------------------------
                                        Harold  C.   Simmons   Signing   in  the
                                        capacities   listed  on   Schedule   "A"
                                        attached hereto and incorporated  herein
                                        by reference.



                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct

Date:  December 13, 1999




                                        /s/ J. Landis Martin
                                        --------------------------------
                                        J.   Landis   Martin   Signing   in  the
                                        capacities   listed  on   Schedule   "A"
                                        attached hereto and incorporated  herein
                                        by reference.



                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 13, 1999





                                        /s/ Steven L. Watson
                                        --------------------------------
                                        Steven   L.   Watson   Signing   in  the
                                        capacities   listed  on   Schedule   "A"
                                        attached hereto and incorporated  herein
                                        by reference.




                                   SCHEDULE A


     HAROLD C. SIMMONS, in his individual capacity and as trustee of THE COMBINED MASTER RETIREMENT TRUST.


     J. LANDIS MARTIN, as chairman of the board, chief executive officer and president of TREMONT CORPORATION.


     STEVEN L. WATSON, as president or vice president of each of:

     CONTRAN CORPORATION
     DIXIE HOLDING COMPANY
     DIXIE RICE AGRICULTURAL CORPORATION, INC.
     HAROLD SIMMONS FOUNDATION, INC.
     NATIONAL CITY LINES, INC.
     NOA, INC.
     SOUTHWEST LOUISIANA LAND COMPANY, INC.
     VALHI GROUP, INC.
     VALHI, INC.
     VALMONT INSURANCE COMPANY




                                   Schedule B

     Schedule B is hereby amended and restated as follows:

     The names of the directors and executive officers of the Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Tremont Corporation
("Tremont"), Valhi Group, Inc. ("VGI"), Valhi, Inc. ("Valhi") and Valmont Insurance Company ("Valmont") and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

          Name                          Present Principal Occupation
------------------------------          ---------------------------------

Susan E. Alderton (1)                   Vice   president  and  chief
                                        financial   officer  of  NL
                                        Industries, Inc. (the "Company");
                                        and director of Tremont.

Eugene K. Anderson                      Vice  president of Contran,
                                        Dixie   Holding,    Dixie   Rice,   NOA,
                                        National,   Southwest,  VGI,  Valhi  and
                                        Valmont;    and    treasurer    of   the
                                        Foundation.

Richard J. Boushka (2)                  Director of Tremont;  principal of
                                        Boushka  Properties,  a private
                                        investment firm.

F. Murlyn Broussard (3)                 Treasurer of Southwest.

Norman S. Edelcup (4)                   Director  of  Valhi;   senior  vice
                                        president   of  Item Processing of
                                        America Inc., a processing
                                        service bureau.

Lisa Simmons Epstein                    Director and president of the
                                        Foundation.

Kenneth R. Ferris (5)                   Director  of  Valhi;   Distinguished
                                        Professor   at  the American
                                        Graduate School of International
                                        Management.

J. Mark Hollingsworth                   Vice  president  and  general
                                        counsel of  Contran,  Dixie
                                        Holding,  Dixie Rice, NOA,
                                        National,  Southwest,  VGI and
                                        Valhi;  general  counsel of
                                        Valmont,  the  Foundation  and CompX
                                        International  Inc.,  a
                                        manufacturer  of  computer support
                                        systems,  drawer slides and
                                        locking  systems that is
                                        affiliated with Valhi ("CompX").

Keith A. Johnson                        Controller of the Foundation.

William J. Lindquist                    Director  and senior vice
                                        president  of  Contran,  Dixie  Holding,
                                        NOA,   National  and  VGI;  senior  vice
                                        president of Dixie Rice, Southwest and Valhi.

A. Andrew R. Louis                      Secretary  of Contran,  Dixie
                                        Holding,  Dixie Rice,  NOA,
                                        National, Southwest, VGI, Valhi
                                        and CompX.

Kelly D. Luttmer                        Tax director of Contran,  Dixie
                                        Holding,  Dixie Rice, NOA,
                                        National, Southwest, VGI, Valhi
                                        and CompX.

Allen Martin (6)                        Director  of  Valmont;  and a
                                        partner in the law firm of
                                        Downs Rachlin & Martin PLLC.

J. Landis Martin (7)                    President,  chief executive
                                        officer and a director of the
                                        Company;   chairman  of  the  board
                                        and  chief  executive officer of
                                        Titanium  Metals  Corporation, a
                                        producer of titanium metal
                                        products  ("TIMET") that is
                                        affiliated with Tremont;  and
                                        chairman of the board,  president
                                        and chief executive officer of Tremont.

Andrew McCollam, Jr. (3)                Director  of  Dixie  Rice; president
                                        and  director  of Southwest; and a
                                        private investor.

Harold M. Mire (8)                      Vice president of Dixie Rice and
                                        Southwest.

J. Thomas Montgomery, Jr. (7)           Vice  president-finance  and
                                        treasurer of TIMET;  and vice
                                        president-controller and
                                        treasurer of Tremont

Robert E. Musgraves (7)                 Vice  president,  general  counsel
                                        and  secretary of TIMET and
                                        Tremont.

Bobby D. O'Brien                        Vice  president and treasurer
                                        of Contran,  Dixie Holding,  Dixie Rice,
                                        NOA,  National,  VGI, Valhi and Valmont;
                                        and vice president of Southwest.

Gerald W. Pullin (9)                    Vice president of Valmont; Manager -
                                        Loss Control of the Company.

Glenn R. Simmons                        Vice  chairman  of the board of
                                        Contran,  Dixie  Holding, NOA,
                                        National,  VGI and Valhi;  director
                                        of the  Company, Tremont and
                                        CompX;  director and executive
                                        vice president of Southwest and
                                        Dixie  Rice;  chairman  of the board
                                        of Keystone Consolidated
                                        Industries,  Inc.  ("Keystone"),  a
                                        manufacturer  of steel rod, wire
                                        and wire products that is
                                        affiliated with Contran; and a
                                        director of Valmont.

Harold C. Simmons                       Chairman  of the  board  and chief
                                        executive  officer  of Contran,
                                        Dixie Holding,  Dixie Rice, the
                                        Foundation,  NOA, National,
                                        Southwest, VGI and Valhi;
                                        chairman of the board of the
                                        Company;  director  of  Tremont;  and
                                        trustee and member of the trust
                                        investment  committee of The
                                        Combined Master Retirement Trust.

Richard A. Smith (8)                    Director and president of Dixie Rice.

Thomas P. Stafford (10)                 Director of Tremont;  co-founder
                                        of  Stafford,  Burke and Hecker,
                                        Inc.,   a   consulting   company;
                                        director  of Allied-Signal,   Inc.,
                                        CMI   Corporation   and   Seagate
                                        Technologies, Inc.

Patrick J. Stangle (9)                  Director and  president  of Valmont;
                                        and director of risk
                                        management of the Company.

Avy H. Stein (11)                       Director of Tremont;  managing partner
                                        of Willis,  Stein & Partners, a private
                                        equity investment firm.

Gregory M. Swalwell                     Vice    president   and
                                        controller  of Contran,  Dixie  Holding,
                                        NOA,  National,   VGI  and  Valhi;  vice
                                        president  of Dixie Rice and  Southwest;
                                        and controller of Valmont.

J. Walter Tucker, Jr. (12)              President,  treasurer and a director
                                        of Tucker & Branham, Inc.,  a  mortgage
                                        banking,  insurance  and  real  estate
                                        company; vice chairman of the board of
                                        Keystone;  chairman of the board of
                                        Valmont; and a director of Valhi.

Steven L. Watson                        Director and  president of Contran,
                                        Dixie  Holding,  NOA,
                                        National,  VGI and  Valhi;  director
                                        and  executive  vice president of
                                        Dixie Rice;  director,  vice  president
                                        and secretary of the  Foundation;
                                        executive vice president of
                                        Southwest; vice president and secretary
                                        Valmont.

----------

(1) The principal business address for Ms. Alderton is 70 East 55th Street, 8th Floor, New York, New York 10022. Ms. Alderton is a citizen of the United Kingdom.

(2) The principal business address for Mr. Boushka is 7701 East Kellogg, Suite 650, Wichita, Kansas 67207.

(3) The principal business address for Messrs. Broussard and McCollam is 402 Canal Street, Houma, Louisiana 70360.

(4) The principal business address for Mr. Edelcup is 5190 N.W. 167th Street, Suite 300, Miami, Florida 33014.

(5) The principal business address for Dr. Ferris is 15249 North 59th Avenue, Glendale, Arizona 85306-6000.

(6) The principal business address for Mr. Martin is 199 Main Street, Burlington, Vermont 05402-0190.

(7) The principal business address for Messrs. Martin, Montgomery and Musgraves is 1999 Broadway, Suite 4300, Denver, Colorado 80202.

(8) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(9) The principal business address for Messrs. Stangle and Pullin is Two Greenspoint Plaza, 16825 Northchase Drive, Suite 1200, Houston, Texas 77060.

(10) The principal business address for Mr. Stafford is 1006 Cameron Street, Alexandria, Virginia 22314.

(11) The principal business address for Mr. Stein is 227 West Monroe St., Suite 4300, Chicago, Illinois 60606.

(12) The principal business address for Mr. Tucker is 400 E. Central Boulevard, Orlando, Florida 32801.


                                        SCHEDULE C

     Schedule C is hereby amended and restated as follows:

     Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

            Name                     Shares Held                Options Held (1)
-------------------------------      ----------------           ----------------

Susan E. Alderton (2)                  53,194                         62,400

Eugene K. Anderson                         -0-                            -0-

Richard J. Boushka                         -0-                            -0-

F. Murlyn Broussard                        -0-                            -0-

Norman S. Edelcup                          -0-                            -0-

Lisa Simmons Epstein                    1,000                             -0-

Kenneth R. Ferris (3)                   3,000                             -0-

J. Mark Hollingsworth (4)                 500                             -0-

Keith A. Johnson (5)                    3,953                             -0-

William J. Lindquist                       -0-                            -0-

A. Andrew R. Louis                          0                              0

Kelly D. Luttmer                           -0-                            -0-

Allen Martin                               -0-                            -0-

J. Landis Martin (6)                  227,183                        418,000

Andrew McCollam, Jr.                       -0-                            -0-

Harold M. Mire                             -0-                            -0-

J. Thomas Montgomery, Jr.               8,500                             -0-

Robert E. Musgraves                        -0-                            -0-

Bobby D. O'Brien                           -0-                            -0-

Gerald W. Pullin                           (8)                            (8)

Glenn R. Simmons                        2,800                          4,000

Harold C. Simmons (7)                   1,000                          4,000

Richard A. Smith                           -0-                            -0-

Thomas P. Stafford                         -0-                            -0-

Patrick J. Stangle                         -0-                         4,200

Avy H. Stein                               -0-                            -0-

Gregory M. Swalwell                        -0-                            -0-

J. Walter Tucker, Jr.                      -0-                            -0-

Steven L. Watson                        8,000                             -0-

----------

(1) Represents Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2) Includes 12,037 Shares credited to Ms. Alderton's account under the NL Industries, Inc. Retirement Savings Plan (the "Savings Plan").

(3) Comprises 3,000 Shares Dr. Ferris holds in his individual retirement account.

(4) Comprises 500 Shares Mr. Hollingsworth holds in his individual retirement account.

(5) Includes 400 Shares that Mr. Johnson's spouse holds in an individual retirement account.

(6) Includes 17,042 Shares credited to Mr. Martin's account under the Savings Plan.

(7) Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares as described in Item 5(a) of this Statement. Mr. Simmons disclaims beneficial ownership of all Shares except for the 1,000 Shares that he holds directly.

(8)  Unknown at time of filing.


                                  EXHIBIT INDEX


Exhibit 1 Credit Agreement dated as of November 6, 1998 among Valhi, Inc., the financial institutions from time to time that are a party thereto (the "Banks") Societe Generale, Southwest Agency, as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 1 to Amendment No. 59 to this Statement).

Exhibit 2* First Amendment Agreement dated as of November 5, 1999 among Valhi, Inc., the Banks and Societe Generale, Southwest Agency, as the administrative agent of the banks.

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*        Filed herewith.